82 - 5097

02 JUN -7 AM 11:43

AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	7 June 2002
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Melissa Sturgess
Number of Pages:	14 (Including this cover page)
Re:	**Aquarius Platinum Limited - File # 82-5097**

SUPPL

02034750

dlw 6/10

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

7 June 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP100	23 May 2002	ASX & LSE	Announcement	Appendix 3Y - Change of Director's Interest Notice
AQP101	27 May 2002	ASX & LSE	Announcement	Appendix 3X - Initial Director's Interest Notice
AQP102	6 June 2002	ASX & LSE	Announcement	Announcement: Acquisition of 50% of ZCE Platinum LTD ("ZCEP") Media Release: Aquarius Platinum Limited buys 50% Stake in Mimosa

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5047

CONFIRMATION O
FACSIMILE SENT . . . . .

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	23 May 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	3 (Including this cover page)
Re:	**Appendix 3Y - Change of Director's Interest Notice**

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5047

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	07/01/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	23/05/02
No. of securities held prior to change	723,459
Class	Ordinary
Number acquired	-
Number disposed	12,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$10.30 per share
No. of securities held after change	711,459
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

82-5097

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-504

CONFIRMATION OF FACSIMILE SENT ......

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	27 May 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax	1300 300 021	
From:	Willi Boehm	
Number of Pages:	3	(Including this cover page)
Re:	**Appendix 3X - Initial Director's Interest Notice**	

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinu com

82-509

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Walter E Vorwerk
Date of appointment	27 May 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	**Number & class of Securities**
Note: Provide details of the circumstances giving rise to the relevant interest. N/A	

+ See chapter 19 for defined terms.

82-509

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5a

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	6 June 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	6 (Including this cover page)
Re:	**ANNOUNCEMENT :**
	ACQUISITION OF 50% OF ZCE PLATINUM LTD ("ZCEP")
	MEDIA RELEASE :
	AQUARIUS PLATINUM LIMITED BUYS 50% STAKE IN MIMOSA

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

6 June 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

ACQUISITION OF 50% OF ZCE PLATINUM LTD ("ZCEP")

The Board of Aquarius Platinum Ltd is pleased to announce that it has agreed to purchase 50% of ZCEP from Zimasco Consolidated Enterprises Limited ("ZCEL"). The purchase price will be UK £26 692 307 (twenty six million six hundred and ninety two thousand three hundred and seven pounds sterling) to be settled by way of the issue of 6 862 658 (six million eight hundred and sixty two thousand six hundred and fifty eight) shares in Aquarius valued at £3.89 per share. This is based on the average price of Aquarius shares up to and including the date of board approval, and will represent 8.6% of the issued capital of Aquarius and 8.4% of the fully diluted capital on completion of the transaction. The purchase price amounts to US$ 38.8 million at an exchange rate of US$1.455 per pound sterling on the day preceding this announcement

ZCEP, which is registered in Mauritius, owns 100% of Mimosa Mining Company (Private) Limited ("Mimosa"), a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe. Impala Platinum Holdings Limited currently owns 35% of ZCEP.

The company produced 31 000 oz of platinum group metals and gold (PGMs) in the last financial year and is currently undertaking an expansion to increase production to 135 000 oz of platinum group metals and gold per year. On current price and cost assumptions, the Mimosa property is forecast to have a life in excess of 30 years following the expansion.

The project's mineral reserve estimated by Venmyn Rand currently stands at approximately 8.9 million ounces of PGMs and gold, of which approximately 4.4 million ounces are attributable to Aquarius. This resource is geologically constrained by the Main Sulphide Zone of the Great Dyke. The Mineral Resources and Reserves have been classified[1] as follows:

82-5097

MINERAL RESOURCES[2]

	MEASURED RESOURCE ('000t)	INDICATED RESOURCE ('000t)	INFERRED RESOURCE ('000t)	3PGE +Au g/t	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)
South Hill-Underground	29,485	80,916	20,152	3.49	1.65	1.36	0.14	0.34
South Hill-Opencast	9,138	4,320	19,439	3.49	1.65	1.36	0.14	0.34
TOTAL	38,623	85,236	39,591	3.49	1.65	1.36	0.14	0.34

TOTAL UG Moz (3PGM+Au)	2,261	9,079	3,308					
TOTAL OC Moz (3PGM+Au)	2,181	485	1,025					

MINERAL RESERVES[3]

	PROVEN RESERVE ('000t)	PROBABLE RESERVE ('000t)		3PGE +Au g/t	Pt g/t	Pd g/t	Rh g/t	Au g/t
South Hill-Underground	18,833	51,685		3.92	1.84	1.55	0.15	0.38

TOTAL Moz (3PGM+Au)	2,374	6,516						

82-50 17

AQUARIUS
PLATINUM LIMITED

MEDIA RELEASE

AQUARIUS PLATINUM LIMITED BUYS 50% STAKE IN MIMOSA

"Long-term horizon for Aquarius", says CEO Stuart Murray

Aquarius Platinum Limited announced today (6 June 2002) that, with effect from 1 July 2002, the company would acquire a 50% stake in ZCE Platinum Limited which wholly owns the Mimosa Platinum Mine for a consideration of £26 million (US$39 million). The consideration will be paid through the issue of 6.8 million new Aquarius Platinum shares.

Says Stuart Murray, CEO of Aquarius, "This transaction gives Aquarius Platinum a long-term horizon. Not only will this acquisition be immediately accretive to the earnings of Aquarius shareholders, but shareholders will participate in a more valuable company in the longer term. The deal transforms our company from its current 13 year life-of-mine to one which has a life-of-mine in excess of 30 years."

Murray also noted that the deal continues to strengthen relationships with Implats, Aquarius' strategic alliance partner. Implats purchased a 35% stake in ZCE Platinum a year ago and Mimosa's concentrate is shipped to South Africa for smelting and refining in terms of a long-term agreement with Impala Refining Services, an Implats subsidiary.

"Our partnership with Implats will serve as a sound basis for the strategic direction of the mine in the future," he said.

Mimosa is currently ramping up its production from 31 000 ounces to 135 000 ounces of PGMs per annum by the end of 2003, and there is further potential for low-cost expansion to in excess of 250 000 ounces per annum. The first phase of this expansion is fully-funded.

Mimosa's total PGM mineral resource of 18.3 million ounces has been verified by independent advisers Venmyn Rand – and indicates a life-of-mine in excess of 30 years. This has the effect of virtually doubling the attributable PGM mineral resources and reserves of Aquarius Platinum.

Murray concludes: "The mine is believed to be one of the lowest cost PGMs producers even by the standards of our Kroondal Mine, which is the lowest cost producer in South Africa. With its considerable nickel and copper production, Mimosa's cost (net of by-products) is around $57 per platinum ounce."

Mimosa's operations fit well with the Aquarius operating model. The mine's shallow bord and pillar layout utilises a 1.8 metre stoping width in a simple mechanised operation. A conventional concentration process produces PGM concentrate, which is refined by Impala Platinum in South Africa. The metallurgy of Mimosa's ore is relatively uncomplicated since it does not have chrome issues to contend with.

82.50c

MEDIA RELEASE

AQUARIUS
PLATINUM LIMITED

Murray concludes that although Aquarius is mindful of the perceived problems and risks associated with operations in Zimbabwe, shareholders should be reassured that the Mimosa mine continues to operate unhindered. In fact, the mine has National Project status in Zimbabwe with attendant currency management advantages and is set to derive benefits from the new fiscal regime being implemented for platinum mining in that country.

For Further information please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 4552050

Charmane Russell
+27 82 372 5816
or:
Janice Dempsey
Russell & Associates
+27 44 880 3924
+27 82 376 2327

In United Kingdom:
Tim Blackstone
BlackstoneBusiness Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

6 June 2002